Exhibit 23.3

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-174593) and related Prospectus of Spansion Inc. for the registration of $200,000,000 aggregate principal amount of 7.875% Senior Notes due 2017, and to the incorporation by reference therein of our report dated February 12, 2010, with respect to the consolidated financial statements of Spansion Inc. as of December 27, 2009 and for each of the two years in the period ended December 27, 2009, included in its Annual Report (Form 10-K) for the year ended December 26, 2010, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Jose, California

October 24, 2011